Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL to change its dividend payment policy and move to quarterly dividend payments

On October 29, 2010, TOTAL S.A. (“TOTAL”) announced that its Board of Directors decided to change its interim dividend policy and to adopt a new policy based on quarterly dividend payments.

Since 2004, TOTAL has paid an interim dividend in November and the balance of the annual dividend after its Annual General Meeting in May. The interim and final dividends related to the 2010 fiscal year will be paid according to this policy.

The balance of the 2010 dividend will be paid following the May 2011 Annual Meeting, and the quarterly interim dividend payments related to the 2011 fiscal year will commence thereafter. On April 28, 2011, the Board will review TOTAL’s March 31, 2011, financial statements and decide on the first quarterly interim dividend, which will be paid in September 2011.

Pending the approval by the Board of Directors for the interim dividends and by the shareholders at the Annual General Meeting for the accounts and the final dividend, the calendar for the interim quarterly dividends and the final dividend for 2011 should be as follows:

•	September 19, 2011;

•	December 19, 2011;

•	March 19, 2012; and

•	June 18, 2012.

The provisional ex-dividend dates above relate to the TOTAL shares traded on the Euronext Paris. The ex-dividend dates specific to TOTAL’s American depositary shares (NYSE: TOT), which will also move to a quarterly dividend schedule, will be communicated at a later date.

Côte d’Ivoire: TOTAL acquires an interest in CI-100 deepwater exploration license

On October 22, 2010, TOTAL announced the signature of an agreement with Yam’s Petroleum to acquire a 60% interest in the CI-100 license. Through this agreement, TOTAL becomes the project operator. Yam’s Petroleum retains a 25% interest and Côte d’Ivoire’s national oil company Petroci holds the remaining 15%. The transaction has been approved by the Côte d’Ivoire authorities.

Covering an area of nearly 2,000 square kilometers, the CI-100 block is located about 100 kilometers south-east of Abidjan in water depths ranging from 1,500 to 3,100 meters. An initial 3D seismic survey has already been carried out by Yam’s Petroleum. Exploration work will include a new 1,000 square-kilometer 3D seismic survey, which will complete coverage of the block, and a first drilling, expected in 2012 at the latest.

Angola: Seventh oil discovery on deep offshore Block 15/06

On October 19, 2010, TOTAL announced that its subsidiary, TEPA (Block 15/06) Limited, and its partners have made a new oil discovery with the Mpungi-1 well, in the Angolan deep-offshore.

The well, located on Block 15/06 some 120 kilometers from the Angolan shore line and at a water depth of 1,050 meters, reached a total depth of 2,300 meters and encountered oil pay in both the Upper and the Middle Miocene sand reservoirs.

During production tests, limited by the surface facilities, the Mpungi-1 well produced light oil at a flow rate in excess of 6,000 barrels per day.

Mpungi-1 is the eighth exploration well drilled in Block 15/06 since the block award at the end of 2006. This seventh commercial discovery out of the eight prospects drilled to date confirms the potential of Block 15/06 in Angola, and completes the work commitment of the first exploration period one and a half year in advance of the contractual period.

TEPA (Block 15/06), Limited, holds a 15% interest in the Block 15/06, operated by Eni (35%).

Brunei: new gas and condensate discovery in offshore Block B

On October 13, 2010, TOTAL announced that its affiliate TOTAL E&P Borneo and its partners made a significant new gas and condensate discovery in Block B offshore Brunei.

Well ML-5, located in a water depth of 65 meters and around 50 kilometers from the coastline, was drilled 8 kilometers to the south of the Maharaja Lela / Jamalulalam field in a new, deep fault panel. It discovered gas with condensate in High Pressure / High Temperature formations (HP/HT).

With a total vertical depth of 5,664 meters, the well is the deepest ever drilled in Brunei. 10 million cubic feet of gas and 220 barrels per day of condensate were produced during the test from a limited zone situated at 5,350 meters depth. This is the deepest successful test in South-East Asia. The gross thickness of the hydrocarbon bearing formation exceeds 800 meters.

ML-5 is the third positive well of an exploration campaign which started in 2007, targeting the deep, HP/HT horizons of the Maharaja Lela structure. The development of the new resources and production through the existing facilities is currently being studied.

Bolivia: TOTAL announces a new partnership with Gazprom in Bolivia

TOTAL announced on October 12, 2010, the signature of a farm out agreement with Gazprom for the transfer of a 20% interest in the Ipati and Aquio licenses in Bolivia. Subject to the Bolivian authorities’ approval, the partnership on these licenses will be constituted by TOTAL (60%, operator), Tecpetrol (20%) and Gazprom (20%).

In 2004, the Group discovered the Incahuasi gas field in the Ipati license. The discovery appraisal is under way with the drilling of the X-1001 well on the Aquio permit. Both licenses are located 200 kilometers south of the city of Santa Cruz in the foothills of the Andean Cordilleras.

Following the signature in September 2008 of a cooperation agreement between TOTAL, Gazprom and Yacimentos Petroliferos Fiscales Bolivianos (YPFB), aimed at negotiating the exploration terms and conditions of the Azero block, this agreement strengthens the partnership between TOTAL and Gazprom, both in Bolivia and internationally.

Indonesia: TOTAL acquires interest in the Sebuku license offshore Kalimantan

TOTAL announced on September 30, 2010, the signature of an agreement with Pearl Oil (Sebuku) Ltd (“Pearl”), a subsidiary of Mubadala Development Company PJSC, to acquire a 15% interest in the Sebuku license, in which the Ruby gas discovery was made. Under the terms of the agreement, Pearl Oil, as operator, will retain a 70% interest, Inpex holding the remaining 15%.

Located 300 kilometers south of the TOTAL-operated Peciko facilities, this license covers an area of more than 2,300 square kilometers, in water depths ranging from 50 to 200 meters. The Ruby plan of development was approved by the Indonesian authorities in July 2008 and the operator expects the field to come on stream in 2013, with a natural gas production target of 100 million cubic feet per day (around 1 billion cubic meters per year).

The acquisition will allow TOTAL to consolidate its presence in the Kalimantan region, near the Mahakam and South East Mahakam licenses operated by the Group.

Vietnam: Second oil discovery on offshore Block 15-1/05

On September 30, 2010, TOTAL announced that its subsidiary, Total E&P Vietnam, and its partners on Block 15-1/05, have discovered oil in the Lac Da Vang prospect, located in the southern part of the block in the Vietnamese offshore.

The Lac Da Vang exploration well is located approximately 125 kilometers to the East of the city of Vung Tau, about 65 kilometers off the coast, and was drilled in a water depth of 48 meters. The well produced up to 3,500 barrels per day of 43 API° oil during tests.

On this Block, which was attributed in 2007, this is the second exploration well drilled and the second discovery made in less than a year. Lac Da Vang is located 15 kilometers East-North East of Lac Da Nau, the first discovery announced in November 2009.

Phu Quy Petroleum Company, a subsidiary of Petrovietnam Exploration and Production Corporation, is the operator with a 40% stake. The other partners on Block 15-1/05 are Total E&P Vietnam (35%) and SK Energy (25%).

Brunei: TOTAL to resume exploration operations on Block CA-1

On September 22, 2010, TOTAL announced the signature of a Deed of Amendment (DOA) with PETROLEUM BRUNEI on the Brunei deepwater Block CA-1, previously known as Brunei Block J. The DOA amends the original Production Sharing Contract of Block J signed in 2003 and allows PETRONAS Carigali Overseas and Canam Brunei, a wholly-owned subsidiary of Murphy Oil Corporation, to join the existing consortium. With the DOA in place, TOTAL will remain the operator with a 54% interest, alongside partners BHP Billiton, Hess, PETRONAS Carigali Overseas and Murphy Oil.

The Deepwater Block CA-1 covers an area of more than 5,850 square kilometers in the deepwater areas of Brunei in water depths ranging from 1,000 to 2,750 meters. It is located about 100 kilometers northwest of the coast of Brunei Darussalam.

Australia: TOTAL Acquires a 20% Interest in GLNG Project

TOTAL announced on September 9, 2010, the signature of an agreement with Santos and Petronas to acquire a 20% interest in the GLNG project in Australia, for US$750 million (as of June 1, 2010), Santos and Petronas transferring 15% and 5% respectively to TOTAL.

Upon completion of this transaction which is subject to the approval of the Australian Foreign Investment Review Board, the project will bring together Santos (45%, operator), Petronas (35%) and TOTAL (20%).

Pursuant to the agreement, TOTAL shall join the whole integrated Liquefied Natural Gas (LNG) chain, with production from coal seam gas fields in Queensland, eastern Australia, to gas liquefaction in a dedicated plant in Gladstone on the eastern coast of Australia. The plant is expected to have a capacity of 7.2 million tons a year (Mt/y). Pursuant to the agreement TOTAL will have the commitment to offtake 1.5 Mt/y of LNG, depending however on the result of ongoing discussions between the GLNG project and several Asian buyers.

“As a leading international LNG player, TOTAL is delighted with this acquisition, which reflects the Group’s commitment to the development of the LNG business and gives the Group access to major long term resources at a competitive price of about 2.5 dollars per barrel. Following the acquisition of an interest in the Ichthys LNG project in 2006, for which a final investment decision shall be taken by end 2011, the GLNG project is a new milestone for TOTAL in Australia. It gives the Group further access to the Asian market, the fastest growing market for gas demand and in particular LNG, offering high value prices linked to oil prices,” said Yves-Louis Darricarrère, President, TOTAL Exploration & Production. “GLNG is also the first coal seam gas project for TOTAL, which is actively pursuing a strategy of investing in high quality unconventional gas assets.”

In addition, TOTAL and Santos will explore potential further cooperation between the two companies, with respect to other Santos gas assets in Australia.

The integrated LNG project consists of extracting coal seam gas from the Fairview, Arcadia, Roma and Scotia fields, located in the Bowen-Surat Basin in Queensland, eastern Australia. The fields’ resources are estimated at over 250 billion cubic meters (9 trillion cubic feet) of gas. The Fairview field already produces 2.4 million cubic meters (80 million cubic feet) a day for the local market. The GLNG project will develop these fields up to a production plateau of 150,000 barrels of oil equivalent per day (9 billion of cubic meters per year (900 million cubic feet per day)), i.e. 30,000 boe/d in TOTAL’s share.

The project also includes transporting the production over approximately 400 kilometers to a gas liquefaction plant in the industrial port of Gladstone, northeast of Brisbane, on the eastern coast of Australia. The GLNG liquefaction plant will consist of two trains with an expected total production capacity of 7.2 million tons (Mt/y) a year.

With the final investment decision expected in the next few months, the forecast start-up date for the first train is 2014. The LNG plant is expected to reach its plateau production in 2016 for more than 20 years.

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